SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                               GLOBAL AXCESS CORP
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)


                                    37941L107
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                                 (CUSIP Number)
                                Russell Cleveland
                  8080 N. Central Expressway, Suite 210, LB-59
                              Dallas, TX 75206-1857
                                  214-891-8294
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 29, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37941L107                    13D                   Page 2 of 5 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BFS US Special Opportunities Trust PLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
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               7    SOLE VOTING POWER

  NUMBER OF
                    10,099,998
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    10,099,998
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     10,099,998
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     13.02%
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14   TYPE OF REPORTING PERSON*


     IV
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37941L107                    13D                   Page 3 of 5 Pages

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Item 1.  Security and Issuer.

     This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of GLOBAL AXCESS CORP., a Nevada corporation (the "Company") having its principal executive offices at 225 Ponte Vedra Park Drive, Ponte Vedra Beach, FL 32082.


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Item 2.  Identity and Background.

     (a) This statement is filed by BFS US Special Opportunities Trust PLC ("BFS US" or "Reporting Person").

     (b) BFS US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o RENN Capital Group, Inc., Investment Adviser, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     The business addresses of the directors and executive officers of the Reporting Person is set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) BFS US was organized to carry on the business of an investment trust company and to undertake all kinds of trust and agency business, including but not limited to investing in emerging or undervalued U.S. companies.

     (d) Neither the Reporting Person nor, to the best knowledge of such person, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor, to the best knowledge of such person, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the directors of BFS US are citizens of the United Kingdom, except for Russell Cleveland who is a citizen of the United States.
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Item 3. Source and Amount of Funds or Other Consideration.

     As of the Date of Event which required the filing of this Statement, BFS US had used approximately $350,000 of its working capital to purchase 1,400,000 shares of Common Stock and warrants to purchase 700,000 shares of Common Stock common in a Private Placement in December 2003 and approximately $666,667 of its working capital to purchase 2,666,666 shares of the Common Stock and warrants to purchase 5,333,332 shares of Common Stock in a Private Placement in January 2004.

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Item 4.  Purpose of Transaction.

     The Reporting Person acquired beneficial ownership of the Common Stock reported in Item 5(a) in the ordinary course of business for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

CUSIP No. 37941L107                    13D                   Page 4 of 5 Pages

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Item 5. Interest in Securities of the Issuer.

     (a) Under SEC rules and as of the date of this filing, BFS US beneficially owns 10,099,998 shares, or 13.02%, of the Company's Common Stock, as computed on a fully converted basis.

     The foregoing percentage is based upon the 72,249,533 shares of Common Stock outstanding as of the Date of Event which required the filing of this Statement.

     The shares of Common Stock deemed to be beneficially owned by BFS US are comprised of 4,066,666 shares of Common Stock and 6,033,332 shares of Common Stock issuable upon the exercise of warrants.

     (b) Number of shares of Common Stock as to which BFS US has:

       (i)    Sole power to vote or to direct the vote of: 10,099,998
       (ii)   Shared power to vote or to direct the vote of: None
       (iii)  Sole power to dispose or to direct the disposition of: 10,099,998
       (iv)   Shared power to dispose or to direct the disposition of: None

     (c) On December 1, 2003, BFS US purchased 1,400,000 shares of Common Stock and warrants to purchase 700,000 shares of Common Stock in a Private Placement for a purchase price of $0.50 per unit, each unit being comprised of two shares of Common Stock and a warrant to purchase one share of Common Stock.

         On January 30, 2004, BFS US purchased 2,666,666 shares of Common Stock and warrants to purchase 5,333,332 shares of Common Stock in a Private Placement for a purchase price of $0.50 per unit, each unit being comprised of two shares of Common Stock and a warrant to purchase four shares of Common Stock.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.

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                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of: March 10, 2004



                              BFS US SPECIAL OPPORTUNITIES TRUST PLC


                          By: /s/ Russell Cleveland
                             ----------------------------------------
                              Russell Cleveland, Director



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Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 37941L107                    13D                   Page 5 of 5 Pages


                                  ATTACHMENT 1

        The name, business address, and principal occupation of the directors and executive officers of BFS US are as follows:


DIRECTORS

Name                                 Business Address                  Principal
                                                                      Occupation

Lord Lang of Monkton                 c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

Russell Cleveland                    c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

Ernest John Fenton                   c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

Anthony Arthur Reid                  c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

William Weeks Vanderfelt             c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB
OFFICERS

None